UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-6523

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Merrill Lynch & Co. Inc., 401(k) Savings and Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bank of America Corporation

Bank of America Corporate Center

Charlotte, NC 28255

Financial Statements and Report of

Independent Registered Public Accounting Firm

Merrill Lynch & Co. Inc., 401(k) Savings and Investment Plan

December 31, 2009 and 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants and the Corporate Benefits Committee of

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

We have audited the accompanying statement of net assets available for benefits of the Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan (the Plan) as of December 31, 2009, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Morris, Davis & Chan LLP
Charlotte, North Carolina
June 22, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and the Corporate Benefits Committee of

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

We have audited the accompanying statement of net assets available for benefits of the Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan (the “Plan”) as of December 31, 2008. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP
New York, New York

June 26, 2009

Merrill Lynch & Co. Inc. 401(k) Savings & Investment Plan

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

	2009	2008
Assets
Investments, at fair value (Notes 2 and 5)
Cash and cash equivalents	$3,237,247	$13,240,319
Mutual funds	3,041,886,030	2,582,372,510
Collective investment funds	503,944,504	461,413,456
Common stock	451,698,598	276,904,244
Participant loans	83,749,733	100,891,287

Total investments	4,084,516,112	3,434,821,816

Accrued dividends and interest receivable	3,692,880	3,815,685
Employee contributions receivable	—	6,400,169
Employer contribution receivable	—	1,113,311
Net receivable for pending transactions	615,046	383,872

Assets reflecting all investments at fair value	4,088,824,038	3,446,534,853

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	16,295,570	35,371,807

Net assets available for benefits	$4,105,119,608	$3,481,906,660

The accompanying notes are an integral part of these financial statements

Merrill Lynch & Co. Inc. 401(k) Savings & Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2009

Additions to net assets attributable to:
Investment income:
Net appreciation in fair value of investments (Note 6)	$661,423,851
Interest	4,891,355
Dividends	5,657,371
Investment income from mutual funds	56,517,290
Other income (Note 7)	21,537,559

Total investment income	750,027,426

Contributions:
Employees	322,795,422
Employer	72,435,423

Total contributions	395,230,845

Total additions	1,145,258,271

Deductions to net assets attributable to:
Benefits paid to plan participants	522,045,323

Total deductions	522,045,323

Net increase	623,212,948

Net assets available for benefits
Beginning of year	3,481,906,660

End of year	$4,105,119,608

The accompanying notes are an integral part of these financial statements.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2009 and 2008

1.	Description of the Plan

The following description of the Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan (the Plan) is provided for general information purposes only. The Plan includes the Savings and Investment Plan (SIP), Vocon and Deferred Profit Sharing (DPS) Accounts. Participants should refer to the Plan document for more complete information.

Merrill Lynch Acquisition

On January 1, 2009, Merrill Lynch & Co., Inc. was acquired by Bank of America Corporation (the Corporation). Under the terms of the transaction, all shares of Merrill Lynch & Co., Inc. common stock (ML common stock) held in the Plan by Plan participants were automatically converted to Bank of America Corporation common stock (BAC common stock) with one share of ML common stock converted to 0.8595 of a share of BAC common stock.

Effective with the acquisition by the Corporation, the Bank of America Corporation Corporate Benefits Committee (the Committee) became the plan administrator of the Plan. Merrill Lynch & Co., Inc. (the Company) continues as the plan sponsor.

The Board of Directors of the Corporation has the right at any time to remove any member of the Committee. Members of the Committee serve without compensation and act by majority vote. The Committee has overall responsibility for the operation and administration of the Plan including the power to construe and interpret the Plan, decide all questions that arise thereunder, and to delegate responsibilities.

Plan Trustee

Effective November 2, 2009, Merrill Lynch Trust Company, FSB, a federally chartered savings bank affiliated with the Company and the Trustee of the Plan, merged into Bank of America, N.A., which became the Trustee as a result of the merger.

SIP Account

General

The purpose of the Plan is to encourage employees to save for retirement. The portion of the Plan invested in BAC common stock is designated an Employee Stock Ownership Plan (ESOP). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2009 and 2008

1.	Description of the Plan (Continued)

Pre-tax Contributions

Employees are eligible to participate in the Plan at commencement of employment. Each participant may elect to make contributions to the Plan on a pre-tax basis through payroll deductions from 1% through 25% of such participant’s eligible compensation (as defined in the Plan document) for each pay period. In accordance with federal law, the 2009 annual pre-tax contributions were limited to $16,500 for participants who are below age 50. In addition, participants who are age 50 or older and have made the maximum contribution to the Plan can make an additional catch up contribution to the Plan through payroll deductions up to a maximum of $5,500 in 2009. A participant can elect to change the rate at which his/her contribution is determined at any time during the year. If an employee makes both pre-tax contributions and Roth after-tax contributions (described below), these percentage and dollar contribution limits apply to these types of contributions in the aggregate.

Roth 401(k) Contributions

Employees are eligible to contribute on an after-tax basis through payroll deductions from 1% to 25% of eligible compensation as Roth 401(k) deductions. In addition, participants who are age 50 or older and have made the maximum contribution to the Plan can make an additional Roth catch up contribution to the Plan through payroll deductions up to a maximum of $5,500 in 2009. Provided requirements are met, withdrawals of contributions and any earnings are tax free. A participant’s combined pre-tax and Roth 401(k) contributions cannot exceed the maximum annual amount allowed by law.

After Tax Contributions

A participant may elect to contribute up to 25% of his/her eligible compensation in traditional (non-Roth) after-tax dollars up to an annual maximum of $10,000.

Employer Contributions

For employees with at least 1 year of service, the Company matches 100% of the first 4% of each participant’s eligible compensation contributed to the Plan, up to a plan year maximum of $3,000 for employees with eligible compensation of less than $300,000 for the prior plan year, and $2,000 for all others.

Employer contributions are made in the form of cash. After consideration of forfeitures, the Company contributed $72,435,423 in 2009.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2009 and 2008

1.	Description of the Plan (Continued)

Withdrawals

Withdrawals during employment are permitted under certain circumstances. There are two types of withdrawals: hardship and non-hardship. A hardship withdrawal is available under limited circumstances, which the participant must document, and is paid in cash. A non-hardship withdrawal is available under certain circumstances, depending on the participant’s age, length of Plan participation, and/or type of account or sub-account involved. Before age 70 1/2, a non-hardship withdrawal is paid in cash, except that active participants who are at least age 59 1/2 may elect to withdraw all, but not less than all, of their vested account balances held in BAC common stock. After age 70 1/2 other payment options are available for a non-hardship withdrawal. The payment options for non-hardship withdrawals, to the extent permitted by Plan provisions, are generally as follows: lump-sum distributions of cash and/or securities, and transfer to an individual retirement account or other brokerage account.

Payment of Benefits

Distributions of account balances may occur upon a participant’s retirement, death or other termination of employment. A participant, or a beneficiary, may receive distributions under one of several options. The options are as follows: lump-sum distribution of cash and/or securities, transfer to an individual retirement account or other brokerage account, or the purchase of an annuity. All amounts allocated to participants who elected to withdraw from the Plan as of December 31, 2009 and 2008 were paid prior to year end.

Vesting of Benefits

Participants are always 100% vested in contributions to the Plan made from their eligible compensation and in amounts rolled over from a former employer’s qualified retirement plan or transfer from another plan, and in each case, the earnings thereon. Participants become vested in employer contributions and earnings thereon based on completed Years of Service: 1 Year of Service - 20% vested; 2 Years of Service - 40% vested; 3 Years of Service - 60% vested; 4 Years of Service - 80% vested; and 5 Years of Service -100% vested. Participants become 100% vested in employer contributions when they attain age 65 or terminate employment as a result of death. Participants are 100% vested in the dividends paid on BAC common stock held in their account regardless of their years of service.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2009 and 2008

1.	Description of the Plan (Continued)

Forfeitures

As of December 31, 2009 and 2008, the forfeited nonvested account totaled $660,526 and $32,000, respectively. This account will be used to reduce future employer contributions. For the year ended December 31, 2009, employer contributions were reduced by $2,552,456.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with employee contributions, employer matching contributions and investment earnings, and charged with the allocation of investment losses and withdrawals.

Loans to Participants

Generally, active participants in the Plan are eligible for loans from the Plan. A maximum of 2 outstanding loans is permitted at any time. Interest rates on loans are generally calculated based on the prime rate as published in the Wall Street Journal on the last business day of the month prior to the month the loan was obtained. Interest rates on the loans are fixed. General purpose loans have a term of 1 to 5 years and principal residence loans have a term of 1 to 15 years. The maximum loan amount that may be obtained is the lesser of 50% of the participant’s vested account balance reduced by any outstanding loan balance, or $50,000 reduced by the highest outstanding loan balance over the past 12 months. Interest rates ranged from 3.25% to 9.75% for loans held by the Plan as of December 31, 2009.

Vocon and DPS Accounts

General

The Vocon Accounts were established for participants who made voluntary, non-deductible contributions to the Pension Plan for Employees of Merrill Lynch & Co., Inc. and Affiliates, which terminated in 1988, and represent the amounts transferred to the Plan from the terminated Pension Plan with respect to such contributions. The DPS Accounts were established for participants for amounts transferred to the Plan from the Deferred Profit Sharing Plan for Employees of Merrill Lynch, Pierce, Fenner and Smith, Inc. and Affiliates (MLPF&S). Employer contributions to that plan were suspended as of December 1973.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2009 and 2008

1.	Description of the Plan (Continued)

Participant Accounts

Participants can direct the investment of their accounts among any of the investment options offered by the Plan. Each participant’s account is credited with investment earnings, and charged with the allocation of investment losses and withdrawals.

Vesting

Participants are 100% vested in the Vocon and DPS Accounts.

Payment of Benefits

Distributions from the Plan are allowed due to death, retirement, in-service withdrawal, or termination. All amounts allocated to participants who elected to withdraw from the Plan as of December 31, 2009 and 2008 were paid prior to year end.

Investment Alternatives

All contributions to the Plan may be allocated among any of the available investments selected by the participant from among the investment options designated by the Committee.

In 2009, the Vanguard Inflation-Protected Securities Fund was added as an investment option under the Plan while the U.S. Government Zero Coupon Bond 2009 Trust Fund dissolved due to the maturity of the underlying investments. Participants with investment in the U.S. Government Zero Coupon Bond 2009 Trust Fund transferred their matured balance to one of the remaining investment options under the Plan, and participants who did not transfer prior to this U.S. Government Zero Coupon Bond 2009 Trust Fund’s closing had their balances in this fund transferred to the BlackRock FFI Premier Institutional Money Market Fund.

During 2008, the BlackRock Global Technology Fund merged into the BlackRock Science and Technology Opportunities Fund. Prior to the fund merger, the BlackRock Global Technology Fund was offered as a plan investment option. Participants who had Plan accounts invested in the BlackRock Global Technology Fund were subsequently invested in the BlackRock Science and Technology Opportunities Fund due to the merger. The Investment Committee determined that the BlackRock Science and Technology Fund did not fit within the investment policy of the Plan, and therefore the BlackRock Science and Technology Fund was closed to new investment; existing balances in this fund, however, could remain invested in it. The Eaton Vance Large Cap Value Trust and the Columbia Mid Cap Value Fund replaced the Hotchkis & Wiley Large Cap Value Fund and Hotchkis & Wiley Mid Cap Value Fund respectively.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2009 and 2008

1.	Description of the Plan (Continued)

Investment Alternatives (Continued)

Both Hotchkis & Wiley funds were closed to new investments; however existing balances in the Hotchkis & Wiley funds may remain invested or can be sold at any time.

As of December 31, 2009 and 2008, there were 33 investment options in the Plan. There are 27 other investment funds in the Plan that are closed to new investment, whether by contribution or exchange. However, existing balances in these 27 funds could remain invested in them.

2.	Summary of Significant Accounting Policies

New Accounting Pronouncements – The Financial Accounting Standards Board’s (FASB) Accounting Standards Codification (ASC) became effective on July 1, 2009. At that date, the ASC became FASB’s official source of authoritative U.S. generally accepted accounting principles (GAAP) applicable to all public and nonpublic nongovernmental entities, superseding existing guidance issued by the FASB, the American Institute of Certified Public Accountants (AICPA), the Emerging Issues Task Force (EITF) and other related literature. The FASB also issues Accounting Standards Updates (ASU). An ASU communicates amendments to the ASC. An ASU also provides information to help a user of GAAP understand how and why GAAP is changing and when the changes will be effective.

In May 2009, the FASB issued ASC 855 (originally issued as FASB Statement No. 165, Subsequent Events) to establish general standards of accounting for and disclosing events that occur after the balance sheet date, but prior to the issuance of financial statements. ASC 855 provides guidance on when financial statements should be adjusted for subsequent events and requires companies to disclose subsequent events and the date through which subsequent events have been evaluated. ASC 855 is effective for periods ending after June 15, 2009.

In 2009, FASB Staff Position 157-4, Disclosures Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP), was issued and later codified into ASC 820, which expanded disclosures and required that major category for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of the investments.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2009 and 2008

2.	Summary of Significant Accounting Policies (Continued)

New Accounting Pronouncements (Continued)

In September 2009, the FASB issued Accounting Standards Update (ASU) No. 2009-12, Investments in Certain Entities That Calculate Net Asset per Share (or Its Equivalent) and is effective for the first reporting period ending after December 15, 2009. This ASU provides guidance for determining fair value of certain investments for which the fair value is not readily determinable and permits the use of unadjusted net asset value (NAV) or its equivalent, to estimate fair value of such investments. The adoption of this new guidance did not have a material impact on the Statement of Net Assets Available for Benefits or the Statement of Changes in Net Assets Available for Benefits. The Plan does not have any investments with unfunded commitments or with any participant redemption restrictions.

Accounting Pronouncements Issued but Not Yet Adopted – In January 2010, the FASB issued amended accounting standards that require additional fair value disclosures. The amended standards require disclosures about inputs and valuation techniques used to measure fair value as well as disclosures about significant transfers, beginning in 2010. Additionally, these amended standards require presentation of disaggregated activity within the reconciliation for fair value measurements using significant unobservable inputs (Level 3), beginning in 2011. The impact of these amended standards on the Plan’s financial statements is still being evaluated.

Significant accounting policies of the Plan are summarized below:

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting in accordance with GAAP. Revenues are recognized as earned. Benefits paid to plan participants are recorded when paid. All other expenses are recorded as incurred.

Management Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of Plan assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of Plan additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are carried at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2009 and 2008

2.	Summary of Significant Accounting Policies (Continued)

Investment Valuation and Income Recognition (Continued)

Benefit responsive investment contracts are stated at fair value and are adjusted to contract value (which represents contributions made under the contract, plus interest less withdrawals and administration expenses) on the Statements of Net Assets Available for Benefits. As described in FASB Staff Position AAG INV-1 and SOP 94-4-1), Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, codified in FASB ASC 962-205-45, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statements of Net Assets Available for Benefits present the adjustment from fair value of the investment contracts to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Realized gains or losses on investment transactions are recorded as the difference between proceeds received and cost. Cost is determined on the average cost basis, except for BAC common stock, which is determined based on the aggregate participant level average cost basis.

Net appreciation in fair value of investments includes the reversal of previously recognized appreciation related to investments sold during the period.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Dividends and interest received by the Plan are reinvested into the respective funds.

Investment Management

The Plan provides various investment alternatives to participants. Some of these investment alternatives are invested in mutual funds from the BlackRock mutual fund families. Bank of America owns approximately 34% of the economic interest in BlackRock, an independent, publicly-traded investment management firm. The other investment alternatives are (i) mutual funds that are not affiliated with the Corporation, (ii) BAC common stock and (iii) affiliated collective investment funds and mutual funds.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2009 and 2008

2.	Summary of Significant Accounting Policies (Continued)

Administrative Expenses

Plan expenses, including expenses of the Committee and the Plan’s Trustee, to the extent not paid by the Plan, are paid by the Company.

3.	Concentrations of Investment Risk

Investments as of December 31, 2009 and 2008 that represent 5% or more of the Plan’s net assets available for benefits include the following:

	2009	2008
Mutual funds:
BlackRock Basic Value Fund	$279,337,348	$239,215,211
BlackRock FFI Premier Institutional Fund	401,215,869	387,421,977
BlackRock Global Allocation Fund	637,567,003	530,384,530
Collective investment fund:
Bank of America, N.A. Retirement Preservation Trust (formerly Merrill Lynch Retirement Preservation Trust) **	223,345,159	219,101,623
Common stock:
Bank of America Corporation Common Stock	451,698,598	*
Merrill Lynch & Co., Inc. Common Stock	*	276,904,244

*	BAC common stock replaced ML common stock as an investment option beginning in 2009.
**	Contract value of the Bank of America, N.A. Retirement Preservation Trust (formerly Merrill Lynch Retirement Preservation Trust) was $239,640,729 and $254,473,430 at December 31, 2009 and 2008 respectively.

4.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2009 and 2008

5.	Fair Value Measurements

The Statement of Financial Accounting Standards No. 157, Fair Value Measurements, codified in FASB ASC 820, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2

Inputs to the valuation methodology include:

• Quoted prices for similar assets or liabilities in active markets;

• Quoted prices for identical or similar assets or liabilities in inactive markets;

• Inputs other than quoted prices that are observable for the asset or liability; and

• Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2009 and 2008

5.	Fair Value Measurements (Continued)

The following is a description of the valuation methodologies used for assets measured at fair value.

Mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end, except for the BlackRock FFI Premier Institutional Fund which is valued pursuant to the amortized cost method. The amortized cost method approximates fair value by valuing each portfolio investment at its acquisition cost as adjusted for amortization of premium or accretion of discount on a straight-line basis over the instrument’s remaining life.

Collective investment funds are maintained by Bank of America, N.A. (formerly Merrill Lynch Bank and Trust Co., FSB ), an affiliate of the Company, and sub-advised by BlackRock Investment Management, LLC, also an affiliate of the Company for which fair value is estimated by Plan management with the assistance of State Street Bank and Trust Company, the pricing administrator for the funds, in the absence of readily determinable fair values. The fair value of the collective investment funds is based on the market value of the underlying investments, except for the Bank of America, N.A. Retirement Preservation Trust (formerly Merrill Lynch Retirement Preservation Trust).

The Bank of America, N.A. Retirement Preservation Trust is a collective investment fund with underlying investments in investment contracts that are valued based on the underlying investments and then adjusted by the issuers to contract values. The fund may invest in fixed interest insurance investment contracts, money market funds, corporate, and government bonds, mortgage-backed securities, bond funds, and other fixed income securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The fair value of the Bank of America, N.A. Retirement Preservation Trust was $223,345,159 and $219,101,623 as of December 31, 2009 and 2008, respectively. The Bank of America, N.A. Retirement Preservation Trust maintains a net asset value of $1.

Common stock is valued at the closing price reported on the active market on which the securities are traded.

Participant loans and cash and cash equivalents are valued at cost, which approximates fair value.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2009 and 2008

5.	Fair Value Measurements (Continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2009 and 2008:

	Investments at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$3,237,247	$—	$—	$3,237,247
Mutual funds*	2,640,670,161	401,215,869	—	3,041,886,030
Collective investment funds	—	503,944,504	—	503,944,504
Common stock	451,698,598	—	—	451,698,598
Participant loans	—	—	83,749,733	83,749,733

Total investments, at fair value	$3,095,606,006	$905,160,373	$83,749,733	$4,084,516,112

*	Balance as of December 31, 2009 includes $1,114,099,876 of domestic equity funds, $809,571,847 of balanced funds, $401,215,869 of money market funds, $392,484,986 of international and global equity funds and $324,513,452 of bond funds.

	Investments at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$13,240,319	$—	$—	$13,240,319
Mutual funds	2,194,950,533	387,421,977	—	2,582,372,510
Collective investment funds	—	461,413,456	—	461,413,456
Common stock	276,904,244	—	—	276,904,244
Participant loans	—	—	100,891,287	100,891,287

Total investments, at fair value	$2,485,095,096	$848,835,433	$100,891,287	$3,434,821,816

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2009 and 2008

5.	Fair Value Measurements (Continued)

The following table sets forth a summary of changes in the fair value of the Plan’s level 3 investments for the years ended December 31, 2009 and 2008:

	2009	2008
	Participant Loans	Participant Loans
Balance, beginning of year	$100,891,287	$110,407,954
Realized gains (losses)	—	—
Unrealized gains (losses) relating to instruments held at reporting date	—	—
Purchases, sales, issuances, and settlements, net	(17,141,554)	(9,516,667)

Balance, end of year	$83,749,733	$100,891,287

6.	Net Appreciation in Fair Value of Investments

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value as follows:

Year Ended December 31, 2009
Mutual funds	$504,028,260
Collective investment funds	58,988,697
Common stock	98,406,894

Net appreciation in fair value of investments	$661,423,851

7.	Other Income

Other income substantially represents the Plan’s allocable share of proceeds from a judicially approved settlement of a class action lawsuit brought by participants in the Plan and certain other Company retirement plans that alleged ERISA fiduciary violations with respect to plan investments in ML common stock.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2009 and 2008

8.	Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan terminates, the total amounts credited to the accounts of each participant become fully vested and nonforfeitable.

9.	Related Party Transactions

Certain investment options offered under the Plan are managed by Merrill Lynch Investment Managers, L.P., an affiliate of the Company. Consequently, parties-in-interest may nominally participate in certain transactions involving Plan assets.

The Retirement Group, a division of MLPF&S, a subsidiary of the Company and Bank of America, N.A. perform administrative services for the Plan. Employees of these affiliates may also be participants in the Plan. Certain other administrative functions are performed by employees of the Corporation who may also be participants in the Plan. No such employee receives compensation from the Plan. Fees paid by the Plan for investment management services are depicted in the mutual fund prospectus in the designated investment options and were included as a reduction of the return earned on such fund.

The Plan holds investments in various funds that are part of the Columbia Funds mutual fund family which became a related party effective January 1, 2009.

Columbia Management Group is a non-bank affiliate of the Corporation and provides advisory services to Columbia Funds. As advisors to and administrators of the funds, affiliates receive fees directly from the funds for providing services to the funds, including investment management services. Columbia Fund Distributors, Inc. administers and distributes Columbia Funds.

Investment units and shares of Columbia mutual funds are purchased at net asset value. At December 31, 2009, the Plan held investments in the Columbia Mutual Fund Family of $51,171,246.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2009 and 2008

9.	Related Party Transactions (Continued)

Investment units and shares of BlackRock mutual funds are purchased at net asset value. At December 31, 2009 and 2008, the Plan held investments in the BlackRock Mutual Fund Family of $2,257,957,920 and $1,977,249,897, respectively. Additionally certain collective fund options offered under the Plan are managed by BlackRock Investment Management, LLC. At December 31, 2009 and 2008, the Plan held investments in the BlackRock Collective Fund Family of $503,944,504 and $461,413,456, respectively.

Investment income earned from the Columbia Funds totaled $358,432 for the year ended December 31, 2009.

As of December 31, 2009, the Plan held investments in BAC common stock valued as of $451,698,598. As of December 31, 2008, the Plan held investments in ML common stock valued at $276,904,244.

The Plan earned dividends of $1,090,867 on BAC common stock held during the year ended December 31, 2009.

10.	Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31
	2009	2008
Net assets available for benefits per the financial statements	$4,105,119,608	$3,481,906,660
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(16,295,570)	(35,371,807)

Net assets available for benefits per Form 5500	$4,088,824,038	$3,446,534,853

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2009 and 2008

10.	Reconciliation to Form 5500

The following is a reconciliation of net appreciation in fair value of investments per the financial statements to the Form 5500:

Year Ended December 31, 2009
Net appreciation in fair value of investments per the financial statements	$661,423,851
Adjustment from fair value to contract value for fully benefit-responsive investment contracts
End of year	(16,295,570)
Beginning of year	35,371,807

Net appreciation in fair value of investments per Form 5500	$680,500,088

11.	Federal Income Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by letter dated July 22, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. In January of 2010, the Plan Sponsor filed for an updated determination letter. The application is currently pending review by the IRS.

The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC.

Under present federal income tax laws, a participating employee will not be subject to federal income taxes on the contributions by the employer, or on the interest, dividends or profits on the sale of investments received by the Plan’s Trustee, until the participating employee’s account is distributed.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2009 and 2008

12.	Subsequent Events

The Plan’s financial statements have been evaluated for subsequent events or transactions for potential recognition. The Company determined that there are no subsequent events or transactions that require disclosure to or adjustment in the financial statements other than those noted below:

•

New employees who first work for the Company or its subsidiaries on or after January 1, 2010 are not eligible to participate under the Plan. Eligible employees will be able to participate in the Bank of America 401(k) Plan.

•

In June 2010, the AIM International Growth Institutional Fund, Alliance Berstein Small Cap Growth Fund, BlackRock Emerging Markets Institutional Fund, BlackRock Euro Fund, BlackRock Focus Growth Fund, BlackRock Focus Value Fund, BlackRock Global Financial Service Fund, BlackRock Global Growth Fund, BlackRock Healthcare Fund, BlackRock High Income Fund, BlackRock International Fund, BlackRock Latin America Fund, BlackRock Mid-Cap Value Opportunities Fund, BlackRock Natural Resources Trust Fund, BlackRock Pacific Fund, BlackRock Short-Term Bond Fund, BlackRock Small Cap Growth Institutional Fund, BlackRock Small Mid Growth Institutional Fund, BlackRock Utilities & Telecommunications Fund, BlackRock World Income Fund, Hotchkis and Wiley Large Cap Value Fund, Hotchkis and Wiley Mid Cap Value Fund, Hotchkis and Wiley Small Cap Value Fund, Ivy International Growth Fund, MFS Research Fund, Munder Large Cap Growth Fund, U.S. GSIF Zero Coupon Bond 2014 Trust – Series 3 ceased to be investment options under the Plan. Participants with investments in these funds were notified that their investments were mapped out to other remaining investment options under the Plan.

Merrill Lynch & Co. Inc. 401(k) Savings & Investment Plan

EIN 13-2740599 Plan No. 008

Schedule H, Line 4i – Schedule of Assets

December 31, 2009

( a )	( b ) Identity of Issue, Borrower, Lessor, or Similar Party	( c ) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Number of Shares /Units	( e ) Current Value

	Cash and cash equivalents
*	MERRILL LYNCH	CMA MONEY FUND	3,237,247	$3,237,247

	Total cash and cash equivalents			3,237,247

	Mutual funds
	AAM	GSIF - U.S. GOV. ZERO COUPON BOND 2014 TRUST -SERIES 3	68,940	6,255,885
	AIM	INTERNATIONAL GROWTH INSTITUTIONAL FUND	287,880	7,214,264
	ALLIANCE BERSTEIN	SMALL CAP GROWTH FUND	66,870	1,653,698
	AMERICAN FUNDS	GROWTH FUND OF AMERICA	5,586,348	152,674,889
	ARTISAN	SMALL CAP FUND	987,916	13,485,053
*	BLACKROCK	BALANCED CAPITAL FUND	4,566,391	89,912,241
*	BLACKROCK	BASIC VALUE FUND	12,066,408	279,337,348
*	BLACKROCK	EMERGING MARKETS INSTITUTIONAL FUND	405,733	7,291,014
*	BLACKROCK	EQUITY DIVIDEND FUND	5,788,439	91,688,875
*	BLACKROCK	EURO FUND	932,409	12,074,695
*	BLACKROCK	FFI PREMIER INSTITUTIONAL FUND	401,215,869	401,215,869
*	BLACKROCK	FOCUS GROWTH FUND	1,124,361	2,541,057
*	BLACKROCK	FOCUS VALUE FUND	1,085,356	10,972,953
*	BLACKROCK	FUNDAMENTAL GROWTH FUND	6,861,284	136,402,325
*	BLACKROCK	GLOBAL ALLOCATION FUND	35,499,276	637,567,003
*	BLACKROCK	GLOBAL DYNAMIC EQUITY FUND	5,166,568	57,710,566
*	BLACKROCK	GLOBAL FINANCIAL SERVICE FUND	66,998	499,136
*	BLACKROCK	GLOBAL GROWTH FUND	730,258	10,252,824
*	BLACKROCK	GLOBAL SMALL CAP FUND	4,065,081	80,691,859
*	BLACKROCK	HEALTHCARE FUND	2,354,300	14,455,399
*	BLACKROCK	HIGH INCOME FUND	2,493,113	10,845,043
*	BLACKROCK	INTERNATIONAL FUND	162,171	1,855,235
*	BLACKROCK	INTERNATIONAL VALUE FUND	3,491,343	71,747,106
*	BLACKROCK	LARGE CAP CORE FUND	5,767,768	57,619,998
*	BLACKROCK	LARGE CAP GROWTH FUND	5,439,035	51,290,103
*	BLACKROCK	LARGE CAP VALUE FUND	3,330,889	45,499,942
*	BLACKROCK	LATIN AMERICA FUND	59,239	3,857,031
*	BLACKROCK	MID-CAP VALUE OPPORTUNITIES FUND	282,688	3,827,592
*	BLACKROCK	NATURAL RESOURCES TRUST FUND	122,955	6,803,121
*	BLACKROCK	PACIFIC FUND	924,552	17,964,042
*	BLACKROCK	SHORT-TERM BOND FUND	78,510	760,764
*	BLACKROCK	SMALL CAP GROWTH II FUND	2,046,531	23,432,775
*	BLACKROCK	SMALL CAP GROWTH INSTITUTIONAL FUND	406,524	7,931,279
*	BLACKROCK	SMALL MID GROWTH INSTITUTIONAL FUND	16,181	181,229
*	BLACKROCK	TOTAL RETURN PORTFOLIO FUND	5,496,791	58,046,115
*	BLACKROCK	UTILITIES & TELECOMMUNICATIONS FUND	267,536	3,023,157
*	BLACKROCK	VALUE OPPORTUNITIES FUND	3,913,035	59,243,357
*	BLACKROCK	WORLD INCOME FUND	234,970	1,416,867
*	COLUMBIA	MID CAP VALUE FUND	2,806,254	31,093,299
*	COLUMBIA	SMALL CAP VALUE FUND	1,826,929	20,077,947
	DODGE & COX	BALANCED FUND	1,282,096	82,092,603
	EATON VANCE	COLL TR TIER III FUND	1,241,937	9,761,625
	EVERGREEN	MID CAP GROWTH FUND	2,604,931	12,477,620
	HARBOR	MID CAP GROWTH FUND INSTITUTIONAL FUND	2,360,841	16,573,107
	HOTCHKIS AND WILEY	LARGE CAP VALUE FUND	1,475,719	20,187,842
	HOTCHKIS AND WILEY	MID CAP VALUE FUND	2,006,417	35,914,873
	HOTCHKIS AND WILEY	SMALL CAP VALUE FUND	823,280	24,163,276
	IVY	INTERNATIONAL GROWTH FUND	36,433	1,045,622
	MAINSTAY	HIGH YIELD CORP BOND FUND	7,074,188	39,969,161
	MFS	RESEARCH FUND	259,009	5,737,046
	MUNDER	LARGE CAP GROWTH FUND	24,832	330,768

*	Investment with parties-in-interest as defined under ERISA.

Column (d) Cost was omitted as all investments are participant-directed.

Merrill Lynch & Co. Inc. 401(k) Savings & Investment Plan

EIN 13-2740599 Plan No. 008

Schedule H, Line 4i – Schedule of Assets

December 31, 2009

( a )	( b ) Identity of Issue, Borrower, Lessor, or Similar Party	( c ) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Number of Shares /Units	( e ) Current Value

	PIMCO	TOTAL RETURN PORTFOLIO INSTITUTIONAL FUND	18,006,672	194,472,054
	TEMPLETON	INSTITUTIONAL FUND	4,974,089	95,999,915
	VANGUARD	INFLATION-PROTECTED FUND	1,269,678	12,747,563

	Total mutual funds			3,041,886,030

	Collective investment funds
*	BANK OF AMERICA, N.A.	CORE BOND ENHANCED INDEX TIER 3	1,240,409	$24,783,369
*	BANK OF AMERICA, N.A.	EQUITY INDEX TRUST III	1,873,768	177,014,847
*	BANK OF AMERICA, N.A.	INTERNATIONAL INDEX TIER 3	3,127,398	56,168,064
*	BANK OF AMERICA, N.A.	RETIREMENT PRESERVATION TRUST	239,640,729	223,345,159
*	BANK OF AMERICA, N.A.	SMALL CAP INDEX TIER 3	1,359,343	22,633,065

	Total collective investment funds			503,944,504

	Common stock
*	BANK OF AMERICA CORPORATION	COMMON STOCK	29,993,267	451,698,598

	Total Common stock			451,698,598

	Participant loans
*	MERRILL LYNCH 401(K) SAVINGS & INVESTMENT PLAN	INTEREST RATES RANGING FROM 3.25% TO 9.75%		83,749,733

	Total participant loans			83,749,733

	Total investments			$4,084,516,112

*	Investment with parties-in-interest as defined under ERISA.

Column (d) Cost was omitted as all investments are participant-directed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MERRILL LYNCH & CO. INC., 401(K) SAVINGS AND INVESTMENT PLAN

Date: June 25, 2010	/s/ SUSAN E. KELLY
Senior Vice President
Retirement Service Delivery Executive Bank of America Corporation

Exhibit Index

Exhibit No.	Description

23.1	Consent of Morris, Davis & Chan LLP, Independent Registered Public Accounting Firm.

23.2	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.